TOTAL SYSTEM SERVICES, INC.
Exhibit 32

CERTIFICATION OF PERIODIC REPORT

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, Richard W. Ussery, the Chief Executive Officer of Total System Services, Inc. (the "Company"), and James B. Lipham, the Chief Financial Officer of the Company, hereby certify that, to the best of his knowledge:

(1)   The Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (the "Report") fully complies with the requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 12, 2003   /s/ Richard W. Ussery
                                          Richard W. Ussery
                                          Chief Executive Officer

August 12, 2003   /s/ James B. Lipham
                                          James B. Lipham
                                          Chief Financial Officer

A signed original of this written statement required by Section 906 or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Total System Services, Inc. and will be retained by Total System Services, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification "accompanies" the Form 10-Q to which it relates, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-Q, irrespective of any general incorporation language contained in such filing.)